UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the months of: January 17 to February 17, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
92400 Courbevoie La Défense 6
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total renews Its Global Partnership with Renault
EX-99.2: Total Petrochemicals Consolidates European Styrene Business
EX-99.3: Appointment of Marc Blaizot
EX-99.4: Launch of a public offer to acquire UTS, Canada
EX-99.5: Total Signs Agreement with Libya's NOC
EX-99.6: Agreement to Extend Total-Operated Concessions, Argentina
EX-99.7: Meeting of the Board of Directors, February 11, 2009
EX-99.8: 2008 Results
EX-99.9: Total Signs Heads of Agreement with Japanese Buyers

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: February 20, 2009	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Total renews Its Global Partnership with Renault (January 19, 2009)

•	EXHIBIT 99.2:	Total Petrochemicals Consolidates European Styrene Business at the Gonfreville Facility and Commissions New World-Class Unit (January 21, 2009)

•	EXHIBIT 99.3:	Appointment of Marc Blaizot (January 22, 2009)

•	EXHIBIT 99.4:	Launch of a public offer to acquire UTS — Total consolidates its oil sands portfolio in Canada (January 28, 2009)

•	EXHIBIT 99.5:	Total Signs Agreement with Libya’s NOC to Renew EPSAs for Blocks C17 and C137 (February 10, 2009)

•	EXHIBIT 99.6:	Argentina: Agreement to Extend Total-Operated Aguada Pichana and San Roque Concessions (February 10, 2009)

•	EXHIBIT 99.7:	Meeting of the Board of Directors on February 11, 2009 (February 11, 2009 )

•	EXHIBIT 99.8:	2008 Results (February 12, 2009)

•	EXHIBIT 99.9:	LNG: Total Signs Heads of Agreement with Japanese Buyers (February 17, 2009)